NO ACT

P.E.
9/30/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

DIVISION OF
CORPORATION FINANCE

[redacted]

OCT 30 2014

14008068

October 30, 2014 Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public
Availability: 10-30-14

A.J. Ericksen
Baker Botts LLP
aj.ericksen@bakerbotts.com

Re: Whole Foods Market, Inc.
Incoming letter dated September 30, 2014

Dear Mr. Ericksen:

This is in response to your letter dated September 30, 2014 concerning the shareholder proposal submitted to Whole Foods Market by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

October 30, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Whole Foods Market, Inc.
Incoming letter dated September 30, 2014

The proposal relates to executive compensation.

There appears to be some basis for your view that Whole Foods Market may exclude the proposal under rule 14a-8(e)(2) because Whole Foods Market received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Whole Foods Market omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

BAKER BOTTS LLP

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September 30, 2014

A.J. Ericksen
TEL: 713.229.1393
aj.ericksen@bakerbotts.com

VIA E-MAIL (SHAREHOLDERPROPOSALS@SEC.GOV)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Whole Foods Market, Inc.
Shareholder Proposal of John Chevedden Pursuant to Rule 14a-8 Regarding Limiting Accelerated Executive Pay

Ladies and Gentlemen:

We are writing on behalf of our client, Whole Foods Market, Inc., a Texas corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, pursuant to Rule 14a-8(e)(2), the Company plans to omit from its proxy statement and form of proxy (collectively, the "2015 Proxy Materials") the shareholder proposal and the statements in support thereof (the "Proposal") submitted by John Chevedden (the "Proponent"). A copy of the Proposal is attached hereto as Exhibit A. The Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Company's 2015 Proxy Materials pursuant to Rule 14a-8(e)(2).

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), we are submitting this request for no-action relief under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter. We are simultaneously forwarding by email a copy of this letter to the Proponent as notice of the Company's intent to omit the Proposal from the 2015 Proxy Materials.

Basis for Exclusion

We believe that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proposal was received at the Company's principal executive offices after the deadline for submitting shareholder proposals to the Company.

Analysis

The Proposal May Be Excluded Under Rule 14a-8(e)(2) Because It Was Received At The Company's Principal Executive Offices After The Deadline For Submitting Shareholder Proposals.

The Company may exclude the Proposal under Rule 14a-8(e)(2) because the Company did not receive it at its principal executive offices before the deadline for submitting shareholder proposals to the Company. Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal that does not comply with the rule's procedural requirements, including if a proponent "fail[s] to submit a proposal by the company's properly determined deadline."

The Company received the Proposal at its principal executive offices on September 26, 2014, two weeks after the September 12, 2014 deadline for submitting proposals as disclosed on page 43 of the Company's proxy statement filed on January 10, 2014. See Exhibit B. Specifically, in accordance with Rule 14a-5(e), the Company's proxy statement stated:

> **Shareholders' Proposals**
>
> Pursuant to SEC Rule 14a-8, any proposal that a shareholder of the Company wishes to have considered in connection with the 2015 Annual Meeting of Shareholders must be submitted to the Corporate Secretary at our principal executive offices no later than September 12, 2014, and in accordance with related provisions of the Company's current Bylaws.
>
> Shareholder proposals submitted for consideration at the 2015 Annual Meeting of Shareholders but not submitted for inclusion in our Proxy Statement for our 2015 Annual Meeting pursuant to SEC Rule 14a-8, including shareholder nominations for candidates for election as directors, generally must be delivered to the Corporate Secretary at our principal executive offices not later than 120 days prior to the anniversary of the date on which we mailed our proxy materials for our 2014 Annual Meeting of Shareholders. As a result, any notice given by a shareholder pursuant to the provisions of our bylaws (other than notice pursuant to SEC Rule 14a-8) must be received no later than September 12, 2014. However, if the date of the 2015 Annual Meeting is not within 30 days of February 24, 2015, notice by the shareholder of a proposal must be received not later than the close of business on the 10th day following the day on which public announcement of the date of the 2015 Annual Meeting is made. Shareholder proposals or nominations must include the specified information described in our bylaws.

The September 12, 2014 deadline was calculated in accordance with Rule 14a-8(e)(2) and SLB 14,[1] 1 as it is 120 days before the anniversary of the release date disclosed in the Company's 2014 proxy statement.[2] The planned date of the 2015 Annual Meeting is March 10, 2015, which is within 30 days of February 24, 2015, the anniversary of the 2014 Annual Meeting.

The Company received the Proposal at its principal executive offices on September 26, 2014, two weeks days after the September 12, 2014 deadline. The e-mail submission of the proposal indicates that the proposal was delivered on September 26, 2014 is attached hereto as Exhibit B.

The Staff has on numerous occasions strictly construed the Rule 14a-8 deadline, permitting companies to exclude from proxy materials those proposals received at companies' principal executive offices after the deadline. See, e.g., PepsiCo, Inc. (avail. Jan. 3, 2014) (concurring with the exclusion of a proposal received three days after the submission deadline); Johnson & Johnson (avail. Jan. 13, 2010) (concurring with the exclusion of a proposal received one day after the submission deadline); Tootsie Roll Industries, Inc. (avail. Jan. 14, 2008) (concurring with the exclusion of a proposal when it was received two days after the submission deadline, which fell on a Saturday); Smithfield Foods, Inc. (avail. June 4, 2007) (concurring with the exclusion of a proposal received one day after the submission deadline). Accordingly, similar to the precedent cited above, the Proposal is excludable because it was received at the Company's principal executive offices after the deadline for submitting shareholder proposals.

The Company has not provided the Proponent with a deficiency notice described in Rule 14a-8(f)(l) because such a notice is not required if a proposal's defect cannot be cured. As stated in Rule 14a-8(f)(1), "[a] company need not provide ... notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline."

The Company therefore requests that the Staff concur that the Proposal may properly be excluded from the 2015 Proxy Materials because it was not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2).

---

[1] Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") explains that, to calculate a shareholder proposal deadline, a company should: start with the release date disclosed in the previous year's proxy statement; increase the year by one; and count back 120 calendar days.

[2] Page 1 of the Company's 2014 proxy statement stated that the proxy materials were "mailed to shareholders on or about January 10, 2014."

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(e)(2).

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we will appreciate an opportunity to confer with the Staff before issuance of its response. If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 713.229.1393 or Felix Phillips at 713.229.1228.

We appreciate your attention to this request.

Very truly yours,

BAKER BOTTS L.L.P.

A.J. Ericksen

AJE
Enclosures

cc: John Chevedden
Albert Percival (Whole Foods Market, Inc.)

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

EXHIBIT A

Ms. Glenda Flanagan Chamberlain
Corporate Secretary
Whole Foods Market, Inc. (WFM)
550 Bowie St
Austin TX 78703
Phone: 512 477-4455
Fax: 512 482-7000

Dear Ms. Chamberlain,

I purchased stock and hold stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,

John Chevedden

September 26, 2014
Date

FISMA & OMB Memorandum M-07-16
Continuous company shareholder since 1997

cc: Albert Percival <Albert.Percival@wholefoods.com>
Senior Securities, Finance and Governance Counsel
Melissa Peterson <Melissa.Peterson@wholefoods.com>

EXHIBIT A

[WFM: Rule 14a-8 Proposal, September 26, 2014]

Proposal 4* – Limit Accelerated Executive Pay

Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's executive pay committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be broken if such pay is made on an accelerated schedule.

An added incentive to vote for this proposal is our Company's clearly improvable corporate governance and performance as summarized in 2014:

GMI Ratings, an independent investment research firm, said the Whole Foods board of directors did not include a fully independent Audit Committee, a serious concern for shareholders. For example Audit Committee member Shahid Hassan served as President of Fresh & Wild until Whole Foods acquired it. Our chairman, John Elstrott, with a whooping 19-years of director tenure, was also on our Audit Committee. 19-years of director tenure is arguably a red flag for a lack of independence.

GMI has also flagged our board as potentially entrenched due to a high number of long-serving directors. In addition to Mr. Elstrott's 19-years, John Mackey had 36-years and Ralph Sorenson (age 80) had 20-years. To compound the situation Mr. Sorenson was also the Chairman of our Nomination Committee. Further in regard to our Nomination Committee, shareholders might want to investigate why Nomination Committee member William Tindell received 16-times as many negative votes as Director Stephanie Kugelman who served on the same committee.

In the area of executive pay GMI said Whole Foods did not disclose specific, quantifiable performance objectives for our CEO and unvested equity bonuses would partially or fully accelerate upon CEO termination. GMI said multiple related party transactions and other potential conflicts of interest involving our company's board or senior managers should be reviewed in greater depth.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

EXHIBIT B

Ericksen, AJ

Subject: FW: Rule 14a-8 Proposal (WFM)``
Attachments: CCE00000.pdf

From: ***FISMA & OMB Memorandum M-07-16***
Date: Friday, September 26, 2014 11:39 AM
To: Albert Percival <Albert.Percival@wholefoods.com>
Cc: "Melissa Peterson (CE CEN)" <Melissa.Peterson@wholefoods.com>
Subject: Rule 14a-8 Proposal (WFM)``

Mr. Percival,
Please see the attached Rule 14a-8 Proposal intended as a low cost means to improve company performance.
Sincerely,
John Chevedden